Mail Stop 4561

May 22, 2007

Mr. Peter S. Rummell
Chief Executive Officer
The St. Joe Company
245 Riverside Avenue, Suite 500
Jacksonville, FL 32202

      Re: **The St. Joe Company**
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed February 28, 2007
               File No. 1-10466

Dear Mr. Rummell:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

               Sincerely,

               Kevin Woody
               Accounting Branch Chief